AGRIFORCE GROWING SYSTEMS, LTD.

777 Hornby Street, Suite 600

Vancouver, BC Canada

V6Z 1S4

December 16, 2020

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Agriforce Growing Systems Ltd
Draft Registration Statement on Form S-1 Submitted October 13, 2020, as amended
CIK 0001826397

Gentlepersons:

We have reviewed your comment letter, dated November 9, 2020 (the “Comment Letter”) in response to the above referenced your draft registration statement (“Registration Statement”) and have the following responses to your comments. In order to facilitate review, we have reproduced your comments below in bold, and our responses appear in plain type below each comment.

Draft Registration Statement on Form S-1 filed October 13, 2020

Capitalization, page 23

1.	Please revise the table to include a double line under the cash amounts and revise the first sentence of the introductory paragraph to indicate that you are presenting your cash and your total capitalization as of June 30, 2020. In addition, include lines above the Total stockholders’ equity amounts so that an investor can easily understand that the amounts are subtotals.

We have revised the disclosure and added the lines as requested to the Capitalization Section on p. 23.

Corporate Structure, page 37

2.	Please briefly describe the operations of your subsidiaries.

On p. 37, we have added the following disclosure:

Corporate Structure

The Company currently has the following wholly-owned subsidiaries, which perform the following functions – AgriForce Investments will handle any investments in the U.S., West Pender Holdings will hold real estate assets, West Pender Management will manage those assets and AGI IP will hold intellectual property in the U.S. and DayBreak is dormant.

U.S. Securities and Exchange Commission

December 16, 2020

Patent Applications/Trademarks, page 41

3.	Please disclose the duration of your patents and trademarks.

The duration has been added on p. 41.

Management, page 46

4.	Please revise the biographical descriptions for your executive officers and directors to disclose each person’s principal occupation and employment during the most recent five years and the name and business of any corporation or other organization in which such occupation and employment were carried on. Refer to Item 401(e) of Regulation S-K. Please also clarify whether Messrs. Mueller, Wong and McClellan are currently working full-time for the company.

Disclosure has been added responsive to the above on pp. 46-47.

5.	Please provide the disclosure required by Item 401(e) of Regulation S-K regarding the specific experience, qualifications, attributes, or skills that led to the conclusion that each of your named directors should serve as directors.

Disclosure has been added responsive to the above on pp. 46-47.

Audit Committee, page 49

6.	Once known, please update the disclosure in this section to identify the audit committee members and audit committee financial expert.

Disclosure is updated.

Agreements with Our Named Executive Officers, page 52

7.	Please file your agreements with your named executive officers and include such agreements in the exhibit index. See Item 601(b)(10)(iii) of Regulation S-K.

The agreements have been added as exhibits and to the exhibit list.

Executive Compensation

Summary Compensation Table, page 52

8.	You disclose a footnote (5) in the “All Other Compensation” column but there is no footnote (5) disclosure. Please remove the notation to footnote (5) or add disclosure. Also, the sum of the compensation does not equal the amount in the “Total” column. Please revise or explain your calculations.

We have revised the table accordingly.

Certain Relationships and Related Party Transactions , page 57

9.	Please disclose here your Executive Consulting Services Agreement with PSV Enterprises Corporation. We note your disclosure on page 52.

The requested disclosure has been added.

U.S. Securities and Exchange Commission

December 16, 2020

Preferred Stock, page 58

10.	Please provide a clear description of your Series A Preferred Stock, including the dividends, voting rights, liquidation rights and terms of conversion. See Item 202 of Regulation S-K.

We have provided responsive disclosure on p. 58.

Lock-up Agreements, page 62

11.	Please revise to clarify what the information in the tables is intended to convey to investors.

We have revised the disclosure to clarify as follows: “The tables below indicate for each round percentages and timing of release from lockup of shares owned by them starting from the effective date of the initial public offering which is the subject of this prospectus.”

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-8

12.	We note that you refer to “non-cash items” and “changes to non-cash working capital items” when determining net cash used in operations. Please revise the statements to reflect formatting and wording consistent with ASC 230-10-45-28 to 45-32 and the example at ASC 230-10-55-13.

We have so revised the wording on page F-8.

Contingencies, page F-24

13.	You disclose the claim filed in BC Supreme Court. Please disclose the date the proceeding was instituted and the full names of the principal parties.

We have added the full names and the date on which the proceeding was instituted.

Item 15: Recent Sales of Unregistered Securities, page II-2

14.	Please name the persons or identify the class of persons to whom the securities were sold, indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed, and state briefly the facts relied upon to make the exemption available for all the transactions disclosed here. See Item 701(b) and (d) of Regulation S-K.

All of the securities were sold to accredited investors in private placement exemptions under Canadian law, and no shares were sold in the U.S., thus the sales are exempt from U.S. securities laws and regulations. Disclosure has been added on p. II-2.

U.S. Securities and Exchange Commission

December 16, 2020

Thank you for your comments, and please contact our counsel, Jolie Kahn, at joliekahnlaw@sbcglobal.net or 516-217-6379 should you have any questions regarding the forgoing.

Sincerely,

/s/ Ingo Mueller
Ingo Mueller
CEO

cc:	Jolie Kahn